                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of    JANUARY                                            2004
                  ------------------------------------------        -----------


                           RESEARCH IN MOTION LIMITED
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F          Form 40-F    X
                                  -------            -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                  No    X
                                  -------            -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

                                 DOCUMENT INDEX


Document                                                                   Page No.
--------                                                                   --------

   1.       Research In Motion Limited -- unaudited comparative                3
            consolidated financial statements prepared in accordance
            with U.S. GAAP for the nine-month period ended November 29,
            2003 and the notes thereto.
   2.       Research In Motion Limited -- Management's Discussion and         30
            Analysis of Financial Condition and Results of Operations
            for the nine-month period ended November 29, 2003.

                                                                      DOCUMENT 1

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                     (United States dollars, in thousands)


CONSOLIDATED BALANCE SHEETS

                                                                                 As at
                                                               -----------------------------------------
                                                               November 29       March 1         March 1
                                                                  2003            2003             2003
                                                               -----------     ----------     ----------
                                                                          US GAAP               Cdn. GAAP
                                                               (unaudited)     (adjusted)
                                                                 (note 1)       (note 1)        (note 1)

ASSETS
CURRENT
Cash and cash equivalents (note 13(a))                          $  360,076     $  340,681     $  340,681
Short-term investments (note 5)                                     24,018             --             --
Trade receivables                                                   74,108         40,803         40,803
Other receivables                                                    8,076          4,538          4,538
Inventory (note 16)                                                 34,247         31,275         31,275
Restricted cash (note 10)                                           23,532             --             --
Other current assets (note 8)                                       23,054         11,079          7,640
                                                                ----------     ----------     ----------
                                                                   547,111        428,376        424,937
INVESTMENTS (note 5)                                               147,528        190,030        190,030
CAPITAL ASSETS (note 6)                                            148,136        161,183        162,575
INTANGIBLE ASSETS (note 7)                                          67,225         51,479         51,479
GOODWILL                                                            30,109         30,588         30,588
                                                                ----------     ----------     ----------
                                                                $  940,109     $  861,656     $  859,609
                                                                ==========     ==========     ==========

LIABILITIES
CURRENT
Accounts payable                                                $   23,069     $   18,594         18,594
Accrued liabilities                                                 65,980         54,415         54,415
Accrued litigation and related expenses (note 10)                   72,054         50,702         50,702
Income taxes payable                                                 5,998          4,909          4,909
Deferred revenue                                                    14,264         14,336         14,336
Current portion of long-term debt                                    6,824          6,143          6,143
                                                                ----------     ----------     ----------
                                                                   188,189        149,099        149,099
LONG-TERM DEBT                                                       6,469          5,776          5,776
                                                                ----------     ----------     ----------
                                                                   194,658        154,875        154,875
                                                                ----------     ----------     ----------
SHAREHOLDERS' EQUITY
SHARE CAPITAL
  Issued - 78,925,037 (March 1, 2003 - 77,172,597) (note 3)        893,913        874,377        874,377
ACCUMULATED DEFICIT                                               (160,743)      (171,035)      (169,643)
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 8)                     12,281          3,439             --
                                                                ----------     ----------     ----------
                                                                   745,451        706,781        704,734
                                                                ----------     ----------     ----------
                                                                $  940,109     $  861,656     $  859,609
                                                                ==========     ==========     ==========



See notes to the consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
           (United States dollars, in thousands except per share data)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                                                                       For the Three Months Ended
                                                                ------------------------------------------
                                                                November 29    November 30     November 30
                                                                    2003           2002            2002
                                                                -----------    -----------     -----------
                                                                           US GAAP              Cdn. GAAP
                                                                          (unaudited) (note 1)

REVENUE
  Hardware                                                      $   92,273     $   31,790     $   31,790
  Service                                                           44,574         32,728         32,728
  Software and other                                                17,044          9,658          9,658
                                                                ----------     ----------     ----------
                                                                   153,891         74,176         74,176
                                                                ----------     ----------     ----------
COST OF SALES
  Hardware                                                          56,535         21,835         21,835
  Service                                                           22,283         22,103         22,103
  Software and other                                                 2,675          1,250          1,250
                                                                ----------     ----------     ----------
                                                                    81,493         45,188         45,188
                                                                ----------     ----------     ----------
GROSS MARGIN                                                        72,398         28,988         28,988
                                                                ----------     ----------     ----------
EXPENSES
Research and development net of government funding of $0
 (2002 - $15)                                                       15,673         16,843         16,843
Selling, marketing and administration (note 4)                      26,233         29,979         29,979
Amortization                                                         7,226          5,612          5,716
Restructuring charges (note 9)                                          --          6,550          6,550
Litigation (note 10)                                                 9,201         27,760         27,760
                                                                ----------     ----------     ----------
                                                                    58,333         86,744         86,848
                                                                ----------     ----------     ----------
EARNINGS (LOSS) FROM OPERATIONS                                     14,065        (57,756)       (57,860)
Investment income                                                    2,264          2,901          2,901
                                                                ----------     ----------     ----------
INCOME (LOSS) BEFORE INCOME TAXES                                   16,329        (54,855)       (54,959)
                                                                ----------     ----------     ----------
PROVISION FOR INCOME TAXES (note 11)
Current                                                                 --             --             --
Deferred                                                                --         37,937         37,365
                                                                ----------     ----------     ----------
                                                                        --         37,937         37,365
                                                                ----------     ----------     ----------
NET INCOME (LOSS)                                                   16,329        (92,792)       (92,324)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD                          (177,072)       (47,146)       (46,083)
                                                                ----------     ----------     ----------
ACCUMULATED DEFICIT, END OF PERIOD                              $ (160,743)    $ (139,938)    $ (138,407)
                                                                ==========     ==========     ==========
EARNINGS (LOSS) PER SHARE (note 12)
Basic                                                           $     0.21     $    (1.21)    $    (1.20)
                                                                ==========     ==========     ==========
Diluted                                                         $     0.20     $    (1.21)    $    (1.20)
                                                                ==========     ==========     ==========


See notes to the consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
           (United States dollars, in thousands except per share data)


CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT


                                                                         For the Nine Months Ended
                                                                ------------------------------------------
                                                                November 29    November 30     November 30
                                                                    2003           2002            2002
                                                                -----------    -----------     -----------
                                                                          US GAAP               Cdn. GAAP
                                                                          (unaudited) (note 1)
REVENUE
  Hardware                                                      $  221,568     $   95,177     $   95,177
  Service                                                          123,756         93,386         93,386
  Software and other                                                38,707         30,667         30,667
                                                                ----------     ----------     ----------
                                                                   384,031        219,230        219,230
                                                                ----------     ----------     ----------
COST OF SALES
  Hardware                                                         142,379         68,694         68,694
  Service                                                           65,980         63,032         63,032
  Software and other                                                 7,897          3,955          3,955
                                                                ----------     ----------     ----------
                                                                   216,256        135,681        135,681
                                                                ----------     ----------     ----------
GROSS MARGIN                                                       167,775         83,549         83,549
                                                                ----------     ----------     ----------
EXPENSES

Research and development net of government funding of $0
 (2002 - $7,182)                                                    44,761         43,381         43,381
Selling, marketing and administration (note 4)                      76,182         79,998         79,998
Amortization                                                        21,209         15,891         16,204
Restructuring charges (note 9)                                          --          6,550          6,550
Litigation (note 10)                                                22,313         32,670         32,670
                                                                ----------     ----------     ----------
                                                                   164,465        178,490        178,803
                                                                ----------     ----------     ----------
EARNINGS (LOSS) FROM OPERATIONS                                      3,310        (94,941)       (95,254)
Investment income                                                    6,982          8,932          8,932
                                                                ----------     ----------     ----------
INCOME (LOSS) BEFORE INCOME TAXES                                   10,292        (86,009)       (86,322)
                                                                ----------     ----------     ----------
PROVISION FOR INCOME TAXES (note 11)
Current                                                                 --          3,513          3,513
Deferred                                                                --         28,238         27,593
                                                                ----------     ----------     ----------
                                                                        --         31,751         31,106
                                                                ----------     ----------     ----------
NET INCOME (LOSS)                                                   10,292       (117,760)      (117,428)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD                          (171,035)       (19,204)       (18,005)
Common shares repurchased in excess of carrying amount                  --         (2,974)        (2,974)
                                                                ----------     ----------     ----------
ACCUMULATED DEFICIT, END OF PERIOD                              $ (160,743)    $ (139,938)    $ (138,407)
                                                                ==========     ==========     ==========

EARNINGS (LOSS) PER SHARE (note 12)
Basic                                                           $     0.13     $    (1.51)    $    (1.51)
                                                                ==========     ==========     ==========
Diluted                                                         $     0.13     $    (1.51)    $    (1.51)
                                                                ==========     ==========     ==========

See notes to the consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                     (United States dollars, in thousands)


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        For the Three Months Ended
                                                                ------------------------------------------
                                                                November 29    November 30     November 30
                                                                    2003          2002            2002
                                                                -----------    -----------     -----------
                                                                          US GAAP               Cdn. GAAP
                                                                           (unaudited) (note 1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                               $   16,329     $  (92,792)    $  (92,324)
Items not requiring an outlay of cash:
Amortization                                                        13,857          7,778          7,883
Deferred income taxes                                                   --         41,348         40,775
Loss on disposal of capital assets                                     224            490            490
Loss (gain) on foreign currency translation of long term debt           21            (31)           (31)
Unrealized foreign exchange gain                                       (57)           (84)           (84)
Net changes in working capital items:
Trade receivables                                                  (23,849)           282            282
Other receivables                                                   (1,810)          (431)          (431)
Inventory                                                           (5,665)        (4,127)        (4,127)
Other current assets                                                  (358)         1,812          1,812
Accounts payable                                                    (1,478)         3,965          3,965
Accrued liabilities                                                   (159)         6,096          6,096
Accrued litigation and related expenses                              9,583         29,159         29,159
Increase in restricted cash                                         (9,034)            --             --
Income taxes payable                                                    40         (1,065)        (1,065)
Deferred revenue                                                      (377)         2,258          2,258
                                                                ----------     ----------     ----------
                                                                    (2,733)        (5,342)        (5,342)
                                                                ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital and warrants                              13,964            290            290
Repayment of debt                                                     (107)           (92)           (92)
                                                                ----------     ----------     ----------
                                                                    13,857            198            198
                                                                ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments                                              --        (98,881)       (98,881)
Proceeds on sale or maturity of investments                         10,814             --             --
Acquisition of capital assets                                       (6,108)        (7,364)        (7,364)
Acquisition of intangible assets                                    (2,018)        (4,355)        (4,355)
Acquisition of subsidiaries                                            479         (2,060)        (2,060)
Acquisition of short-term investments                              (24,018)            --             --
Proceeds on sale and maturity of short-term investments                 --         72,266         72,266
                                                                ----------     ----------     ----------
                                                                   (20,851)       (40,394)       (40,394)
                                                                ----------     ----------     ----------
FOREIGN  EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                   57             84             84
                                                                ----------     ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR
  THE PERIOD                                                        (9,670)       (45,454)       (45,454)
CASH AND CASH  EQUIVALENTS, BEGINNING OF PERIOD                    369,746        396,130        396,130
                                                                ----------     ----------     ----------
CASH AND CASH  EQUIVALENTS, END OF PERIOD                       $  360,076     $  350,676     $  350,676
                                                                ==========     ==========     ==========
CASH AND CASH EQUIVALENTS ARE COMPRISED AS FOLLOWS:
Balances with banks                                             $   13,489     $   22,364     $   22,364
Cash equivalents                                                   346,587        328,312        328,312
                                                                ----------     ----------     ----------
                                                                $  360,076     $  350,676     $  350,676
                                                                ==========     ==========     ==========

See notes to the consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                     (United States dollars, in thousands)


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      For the Nine Months Ended
                                                                -----------------------------------------
                                                                November 29    November 30    November 30
                                                                    2003           2002          2002
                                                                -----------    -----------    -----------
                                                                          US GAAP              Cdn. GAAP
                                                                          (unaudited) (note 1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                               $   10,292     $ (117,760)    $ (117,428)
Items not requiring an outlay of cash:
Amortization                                                        39,518         22,175         22,488
Deferred income taxes                                                   --         29,244         28,599
Loss on disposal of capital assets                                     224            490            490
Gain on foreign currency translation of long term debt                (418)          (461)          (461)
Unrealized foreign exchange gain                                       (57)           (84)           (84)
Net changes in working capital items:
Trade receivables                                                  (33,305)        (1,541)        (1,541)
Other receivables                                                   (3,538)          (171)          (171)
Inventory                                                           (2,972)         8,361          8,361
Other current assets                                                (1,037)           699            699
Accounts payable                                                     4,475          2,399          2,399
Accrued liabilities                                                 11,565         18,002         18,002
Accrued litigation and related expenses                             21,352         29,159         29,159
Increase in restricted cash                                        (23,532)            --             --
Income taxes payable                                                 1,089          1,693          1,693
Deferred revenue                                                       (72)         1,281          1,281
                                                                ----------     ----------     ----------
                                                                    23,584         (6,514)        (6,514)
                                                                ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital and warrants                              19,536            750            750
Buyback of common shares pursuant to Common Share
  Purchase Program                                                      --        (24,502)       (24,502)
Repayment of debt                                                     (304)          (519)          (519)
                                                                ----------     ----------     ----------
                                                                    19,232        (24,271)       (24,271)
                                                                ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments                                              --       (180,403)      (180,403)
Proceeds on sale or maturity of investments                         42,502             --             --
Acquisition of capital assets                                      (12,770)       (36,395)       (36,395)
Acquisition of intangible assets                                   (29,671)       (24,394)       (24,394)
Acquisition of subsidiaries                                            479        (21,990)       (21,990)
Acquisition of short-term investments                              (24,018)       (41,900)       (41,900)
Proceeds on sale and maturity of short-term investments                 --        345,983        345,983
                                                                ----------     ----------     ----------
                                                                   (23,478)        40,901         40,901
                                                                ----------     ----------     ----------
FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                    57             84             84
                                                                ----------     ----------     ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD            19,395         10,200         10,200
CASH AND CASH  EQUIVALENTS, BEGINNING OF YEAR                      340,681        340,476        340,476
                                                                ----------     ----------     ----------
CASH AND CASH  EQUIVALENTS, END OF PERIOD                       $  360,076     $  350,676     $  350,676
                                                                ==========     ==========     ==========



See notes to the consolidated financial statements.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("US GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited financial statements for the year ended March 1, 2003, which have been prepared in both Canadian and US GAAP. In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended November 29, 2003 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2004.

     Historically, the primary consolidated financial statements of RIM have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its results of operations, financial position and cash flows under US GAAP in its consolidated financial statements. A summary of the Company's financial position and results of operations, as presented under Canadian GAAP, and a reconciliation of Canadian GAAP financial reporting to US GAAP financial reporting, are included in note 17.

     As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures are required to comply with US securities regulations. As part of the additional disclosures, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and services support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts have been reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

2.   IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)  GUARANTEES

     In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

     of FIN 45 were effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in note 15. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for fiscal 2004 and prior years.

(b)  CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In January of 2003, FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires investors with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures about their involvement with entities that qualify as a VIE. A VIE includes, but is not limited to, an entity in which the equity investors do not have a controlling interest or in which the equity at risk is insufficient to finance the entity's activities without receiving subordinated financial support from other parties. The Company does not currently hold any investments considered to be a VIE.

(c)  ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

     In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. This standard is effective for the Company's fiscal 2004 year. The Company has determined that it does not have any asset retirement obligations.

(d)  ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING

     In May 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging activities. The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company has determined that there is no effect on the adoption of SFAS 149.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

(e) ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH ASSETS AND LIABILITIES

     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities. SFAS 150 addresses the accounting for: mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning after June 15, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 150.

(f)  ACCOUNTING FOR STOCK-BASED COMPENSATION

     In December, 2002 the FASB issued SFAS 148, Accounting for Stock-Based Compensation. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. This standard is in effect for all companies with year ends after December 31, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 148.

(g)  ACCOUNTING FOR REVENUE ARRANGEMENTS

     The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company adopted this standard in the third quarter of 2004. There was no effect on the Company's results of operations and financial position upon the adoption of EITF 00-21.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

3.   CAPITAL STOCK

(a)  CAPITAL STOCK

                                                           Shares
                                                        Outstanding    Amount
                                                        -----------   --------
                                                          (000's)
     Authorized - unlimited number of common shares
     Common shares outstanding - March 1, 2003             77,172     $874,007
     Exercise of options and warrants                       1,753       19,906
                                                           ------    --------
     Common shares outstanding - November 29, 2003         78,925     $893,913
                                                           ======     ========

     During the third quarter of 2004, there were 953 options exercised and $370 was transferred from the warrant and option account to common shares in Shareholders' Equity.

     The Company had 79,271 common shares outstanding and nil common share purchase warrants outstanding as at December 31, 2003.

(b)  STOCK OPTION PLAN

     The Company has an incentive stock option plan for directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding (in thousands) as at November 29, 2003 was 9,158 (March 1, 2003 - 10,101).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

(c)  STOCK BASED COMPENSATION

     Under US GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with US GAAP, Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table presents the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                                      For the three months ended
                                                                     ----------------------------
                                                                     November 29,    November 30,
                                                                         2003            2002
                                                                     ------------    ------------
     Net income (loss) - as reported                                    $16,329        $(92,792)
     Estimated stock-based compensation costs for the period              5,475           5,128
                                                                        -------        --------
     Net income (loss) - proforma                                       $10,854        $(97,920)
                                                                        =======        ========
     Proforma earnings (loss) per common share:
       Basic                                                            $  0.14        $  (1.27)
       Diluted                                                          $  0.13        $  (1.27)

     Weighted average number of shares (000's):
       Basic                                                             78,421          76,993
       Diluted                                                           83,025          76,993

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated




                                                                     For the nine months ended
                                                                    ----------------------------
                                                                    November 29,    November 30,
                                                                        2003            2002
                                                                    ------------    ------------
     Net income (loss) - as reported                                  $10,292        $(117,760)
     Estimated stock-based compensation costs for the period           13,952           15,159
                                                                      -------        ---------
     Net loss - proforma                                              $(3,660)       $(132,919)
                                                                      =======        =========
     Proforma loss per common share:
       Basic and diluted                                              $ (0.05)       $   (1.71)

     Weighted average number of shares (000's):
       Basic and diluted                                               77,788           77,812

     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option pricing model with the following assumptions:

                                                                         Three months ended
                                                                    ----------------------------
                                                                    November 29,    November 30,
                                                                        2003            2002
                                                                    ------------    ------------
     Weighted average Black-Scholes value of each option               $22.35          $7.18

     Assumptions:
       Risk free interest rates                                          3.0%           4.5%
       Expected life in years                                             4.0            3.5
       Expected dividend yield                                             0%             0%
       Volatility                                                         70%            70%

                                                                         Nine months ended
                                                                    ----------------------------
                                                                    November 29,    November 30,
                                                                        2003            2002
                                                                    ------------    ------------
     Weighted average Black-Scholes value of each option               $10.43           $7.78

     Assumptions:
       Risk free interest rates                                          3.0%            4.5%
       Expected life in years                                             4.0             3.5
       Expected dividend yield                                             0%              0%
       Volatility                                                         70%             70%

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first nine months of fiscal 2004 includes $1,181 with respect to foreign exchange gains (2003 - foreign exchange gain of $627). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its US dollar functional currency.

5.   INVESTMENTS

     The company differentiates between its short-term investments and its investments in accordance with SFAS 115. Short-term investments are debt securities that are held as available for sale. Investments are debt securities that the Company intends to hold to maturity.

     During the nine months ended November 29, 2003, the Company sold an investment in the held to maturity pool. This security had a net carrying value of $25,150 and the Company realized a loss on the sale of $6. This security was sold due to credit concerns with the issuer.

     During the third quarter of 2003, a $10,000 face value bond in the held to maturity pool was recalled for early redemption at the issuer's option. The Company realized a gain of $10.

6.   CAPITAL ASSETS

     Capital assets comprise the following:

                                                              November 29, 2003
                                                    ------------------------------------
                                                                Accumulated     Net book
                                                       Cost     amortization      value
                                                    --------    ------------    --------
     Land                                           $  8,850      $    --       $  8,850
     Buildings and leaseholds                         66,426        9,203         57,223
     Information technology                           88,113       43,540         44,573
     Furniture, fixtures, tooling and equipment       74,436       36,946         37,490
                                                    --------      -------       --------
                                                    $237,825      $89,689       $148,136
                                                    ========      =======       ========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

                                                                March 1, 2003
                                                    ------------------------------------
                                                                Accumulated     Net book
                                                       Cost     amortization      value
                                                    --------    ------------    --------
     Land                                           $  8,850      $    --       $  8,850
     Buildings and leaseholds                         66,254        6,671         59,583
     Information technology                           81,319       31,893         49,426
     Furniture, fixtures, tooling and equipment       68,873       25,549         43,324
                                                    --------      -------       --------
                                                    $225,296      $64,113       $161,183
                                                    ========      =======       ========


     For the nine months ended November 29, 2003, the Company recorded additional amortization expense of $1,318 primarily with respect to certain capital assets no longer used by the Company; $618 of this amount is included in Cost of sales.

7.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                                              November 29, 2003
                                                    ------------------------------------
                                                                Accumulated     Net book
                                                       Cost     amortization      value
                                                    --------    ------------    --------
     Acquired technology                            $ 10,012      $ 3,239       $  6,773
     Licences                                         51,372       10,782         40,590
     Patents                                          23,419        3,557         19,862
                                                    --------      -------       --------
                                                    $ 84,803      $17,578       $ 67,225
                                                    ========      =======       ========

                                                                March 1, 2003
                                                    ------------------------------------
                                                                Accumulated     Net book
                                                       Cost     amortization      value
                                                    --------    ------------    --------
     Acquired technology                            $ 10,012      $ 1,684       $  8,328
     Licences                                         28,370        1,085         27,285
     Patents                                          16,751          885         15,866
                                                    --------      -------       --------
                                                    $ 55,133      $ 3,654       $ 51,479
                                                    ========      =======       ========


     For the year to date, the Company recorded provisions amounting to $4.3 million against the carrying values of certain of its intangible assets resulting from changes in the Company's current and intended product offerings. Such charges reflect management's

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

     current estimates of net realizable values. Charges of $0.5 million and $3.8 million were recorded in the first and second quarter respectively.

8.   COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive income (loss) are shown in the following table:

                                                                         For the three months ended
                                                                        ----------------------------
                                                                        November 29,    November 30,
                                                                            2003            2002
                                                                        ------------    ------------
     Net income (loss)                                                    $16,329         $(92,792)
     Net change in fair value of derivatives during the period             10,021               51
     Amounts reclassified to earnings during the period                    (3,366)            (348)
                                                                          -------         --------
     Comprehensive income (loss)                                          $22,984         $(93,089)
                                                                          =======         ========

                                                                          For the nine months ended
                                                                        ----------------------------
                                                                        November 29,    November 30,
                                                                            2003            2002
                                                                        ------------    ------------
     Net income (loss)                                                    $10,292         $(117,760)
     Net change in fair value of derivatives during the period             16,459             1,785
     Amounts reclassified to earnings during the period                    (7,617)              157
                                                                          -------         ---------
     Comprehensive income (loss)                                          $19,134         $(115,818)
                                                                          =======         =========

     The fair value of derivative instruments of $14,377 is included in Other current assets on the Consolidated Balance Sheets.

9.   RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

     The changes in the restructuring provision during the nine months ended November 29, 2003 are summarized below:

                                              Balances as at      Cash      Write-     Balances as at
                                               March 1, 2003    Payments     offs     November 29, 2003
                                              --------------    --------    ------    -----------------
     Workforce reduction and related costs        $  648         $(617)     $  --           $  31
     Excess facilities and capital assets          1,924          (381)      (230)           1,313
                                                  ------         -----      -----           ------
                                                  $2,572         $(998)     $(230)          $1,344
                                                  ======         =====      =====           ======

     The write-offs included certain equipment made redundant by the vacating of a leased facility identified as part of the restructuring. The balance of the restructuring provision of $1,344 as at November 29, 2003 is included in Accrued liabilities on the Consolidated Balance Sheets.

10.  LITIGATION

     As has been more fully disclosed in the Company's annual consolidated financial statements and notes as well as in its Annual Information Form ("AIF") for the year ended March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
       FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                             AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated

     the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:


     o   Enhanced compensatory damages               $47.5 million
     o   Plaintiff attorney fees                     $ 4.2 million
     o   Prejudgement interest                       $ 2.0 million
                                                     -------------
     o   Total                                       $53.7 million
                                                     =============

     The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

     During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company funded $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

     The Company sought a stay of the Court proceedings in light of the fact that the patents in suit are the subject of re-examination proceedings by the U.S. Patents and Trademark Office ("PTO"). On November 4, 2003, the United States Court of Appeals for the Federal Circuit ("Appellate Court") denied the Company's request for a stay of the appeal proceedings.

     On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court.

     During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003. The $9.0 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at November 29, 2003. The Company funded the $9.0 million into an escrow account subsequent to the end of the third quarter of fiscal 2004.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated

     For the nine months ended November 29, 2003 the Company has recorded a total provision of $22.3 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to November 29, 2003 and other net adjustments.

     As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at November 29, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at November 29, 2003 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

11.  INCOME TAXES

     During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under generally accepted accounting principles with respect to the valuation of its deferred tax assets balance. As a significant degree of uncertainty existed regarding the realization of the deferred tax assets, a full valuation allowance was required.

     For the first nine months of fiscal 2004, the Company's income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company continues to evaluate and examine the deferred tax assets and valuation allowance on a regular basis. As at November 29, 2003, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. As a result of the valuation allowance, the Company has material unrecognized income tax benefits as at November 29, 2003.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


12.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.

                                                                                     For the three months ended
                                                                                   ------------------------------
                                                                                   November 29,      November 30,
                                                                                      2003               2002
                                                                                   ------------------------------
     Numerator for basic and diluted earnings (loss) per share available to
     common stockholders                                                             $16,329          $(92,792)
                                                                                     =======          ========
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted average shares
     outstanding                                                                      78,421            76,993
                                                                                     -------          --------
     Effect of dilutive securities:
       Employee stock options                                                          4,604                --
                                                                                     -------          --------
     Dilutive potential common shares                                                  4,604                --
                                                                                     -------          --------
     Denominator for diluted earnings per share - adjusted weighted-average
     shares and assumed conversions                                                   83,025            76,993
                                                                                     =======          ========
     Earnings (loss) per share
       Basic                                                                         $  0.21          $  (1.21)
       Diluted                                                                       $  0.20          $  (1.21)

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                                  For the nine months ended
                                                                                ------------------------------
                                                                                November 29,      November 30,
                                                                                   2003               2002
                                                                                ------------------------------
     Numerator for basic and diluted earnings (loss) per share available
     to common stockholders                                                       $10,292          $(117,760)
                                                                                  =======          =========
     Denominator in 000's of shares:
     Denominator for basic earnings per share - weighted average shares
     outstanding                                                                   77,788             77,812
                                                                                  -------          ---------
     Effect of dilutive securities:
       Employee stock options                                                       3,589                 --
                                                                                  -------          ---------
     Dilutive potential common shares                                               3,589                 --
                                                                                  -------          ---------
     Denominator for diluted earnings per share - adjusted
     weighted-average shares and assumed conversions                               81,377             77,812
                                                                                  =======          =========
     Earnings (loss) per share
       Basic                                                                      $  0.13          $   (1.51)
       Diluted                                                                    $  0.13          $   (1.51)


13.  CONTINGENCIES

(a)  CREDIT FACILITY

     The Company has obtained a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and has now utilized a $48 million portion of the Facility in order to satisfy the Company's liability and funding obligation in the NTP matter, as described in note 10. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a Standby Letter of Credit ("LC") in the amount of $48 million to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 quarterly deposit obligations being funded into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for this Facility.

     The Company has additional letter of credit facilities in the amount of $22,418 to support other operating and financing requirements; as at November 29, 2003 $12,111 of these facilities were unused. A general security agreement, a general assignment of book debts and cash have been provided as collateral for this facility.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated


(b)  OTHER LITIGATION

     In addition to the NTP matter discussed in note 10 and as more fully disclosed in the Company's annual consolidated financial statements and notes as well as in its Annual Information Form ("AIF") for the year ended March 1, 2003, the Company is involved in patent litigation with Good Technology, Inc. ("GTI"). Discovery processes are ongoing. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the GTI actions are not determinable. Accordingly, no amount has been recorded in these financial statements as at November 29, 2003.

     Earlier in the year, RIM received a letter wherein Inpro II Licensing, S.a r.l. ("Inpro") suggested that RIM may require a license of the 2 patents held by Inpro. On October 31, 2003, following a thorough review of patents held by Inpro, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division. RIM's declaratory judgment filed against Inpro seeks a ruling that two Inpro patents are invalid and/or not infringed by RIM. On or about November 18, 2003, Inpro filed an action in the U.S. District Court for the District of Delaware asserting a single patent. Its assertion is against RIM and one of its customers. The assertion against RIM and the customer is in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel. Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at November 29, 2003.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


15.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's warranty expense and actual warranty experience for the nine months ended November 29, 2003, as well as the accrued warranty obligations as at November 29, 2003, are set forth in the following table:

     Accrued warranty obligations as at March 1, 2003                           $ 5,170

     Actual warranty experience for the nine months ended November 29, 2003      (2,647)

     Warranty provision for the nine months ended November 29, 2003               3,588
                                                                                -------
     Accrued warranty obligations as at November 29, 2003                       $ 6,111
                                                                                =======


16.  INVENTORY

     Inventory is comprised as follows:

                                                         November 29,         March 1,
                                                            2003               2003
                                                         -----------------------------
     Raw materials                                        $ 35,195           $ 34,446
     Work in process                                         7,485              8,205
     Finished goods                                          5,908              4,286
     Provision for excess and obsolete inventory           (14,341)           (15,662)
                                                          --------           --------
                                                          $ 34,247           $ 31,275
                                                          ========           ========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


17. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES AND CANADA

     The consolidated financial statements of the Company have been prepared in accordance with US GAAP which conform in all material respects with Canadian GAAP except as set forth below. The Company's consolidated financial position, results of operations and cash flows were presented using Canadian GAAP in 2003 and all previous periods.

     CONSOLIDATED BALANCE SHEETS

                                                               November 29,        March 1,
                                                                  2003               2003
                                                               -----------------------------
     Total assets under US GAAP                                 $940,109           $861,656
     Adjustment - Start-up costs (a)                                  --              1,392
     Adjustment - Derivative financial instruments (b)           (12,281)            (3,439)
                                                                --------           --------
     TOTAL ASSETS UNDER CANADIAN GAAP                           $927,828           $859,609
                                                                ========           ========
     Total shareholders' equity under US GAAP                   $745,451           $706,781
     Adjustment - Start-up costs (a)                                  --              1,392
     Adjustment - Derivative financial instruments (b)           (12,281)            (3,439)
                                                                --------           --------
     TOTAL SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP             $733,170           $704,734
                                                                ========           ========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


     CONSOLIDATED STATEMENT OF OPERATIONS

                                                    For the three months ended
                                                  ------------------------------
                                                  November 29,      November 30,
                                                      2003              2002
                                                  ------------------------------
     Net income (loss) under US GAAP                $16,329          $(92,792)
     Adjustments - Canadian GAAP
       Start-up costs (a)                                --              (104)
       Future income taxes (a)                           --               572
                                                    -------          --------
     NET INCOME (LOSS) UNDER CANADIAN GAAP          $16,329          $(92,324)
                                                    =======          ========


                                                    For the nine months ended
                                                  ------------------------------
                                                  November 29,      November 30,
                                                      2003              2002
                                                  ------------------------------
     Net income (loss) under US GAAP                $10,292          $(117,760)
     Adjustments - Canadian GAAP
       Start-up costs (a)                            (1,392)              (313)
       Future income taxes (a)                           --                645
                                                    -------          ---------
     NET INCOME (LOSS) UNDER CANADIAN GAAP          $ 8,900          $(117,428)
                                                    =======          =========

(a)  START-UP COSTS

     As at February 28, 2001, under US GAAP, the Company had expensed the charges incurred during the start-up of the Company's United Kingdom operations. Canadian GAAP, Emerging Issues Committee EIC-27, Revenues and expenditures during the pre-operating period, prescribes that start-up costs should be deferred and amortized over a period not to exceed 5 years. The amortization effect and the tax effect of this adjustment are also reflected above. The Company had expensed all start-up costs previously incurred during the second quarter of fiscal 2004 as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

(b)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows. Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


     Under US GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137,138 and 149 requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions. The concept of comprehensive income is not recognized under Canadian GAAP.

(c)  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share under Canadian GAAP.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated

                                                                        For the three months ended
                                                                      ------------------------------
                                                                      November 29,      November 30,
                                                                          2003              2002
                                                                      ------------------------------
     Numerator for basic and diluted earnings (loss) per share
     available to common stockholders                                   $16,329          $(92,324)
                                                                        =======          ========
     Denominator for basic earnings (loss) per share                     78,421            76,993
                                                                        =======          ========
     Denominator for diluted earnings (loss) per share -
     weighted-average shares and assumed conversions                     83,025            76,993
                                                                        =======          ========
     Earnings (loss) per share under Canadian GAAP
       Basic                                                            $  0.21          $  (1.20)
       Diluted                                                          $  0.20          $  (1.20)


                                                                        For the nine months ended
                                                                      ------------------------------
                                                                      November 29,      November 30,
                                                                          2003              2002
                                                                      ------------------------------
     Numerator for basic and diluted earnings (loss) per share
     available to common stockholders                                   $ 8,900          $(117,428)
                                                                        =======          =========
     Denominator for basic earnings (loss) per share                     77,788             77,812
                                                                        =======          =========
     Denominator for diluted earnings (loss) per share -
     weighted-average shares and assumed conversions                     81,377             77,812
                                                                        =======          =========
     Earnings (loss) per share under Canadian GAAP
       Basic                                                            $  0.11          $   (1.51)
       Diluted                                                          $  0.11          $   (1.51)


(d)  ACCOUNTING FOR STOCK COMPENSATION

     CICA 3870 requires proforma disclosures of net income (loss) and earnings
     (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded from fiscal 2003 and onwards. Under US GAAP, the same disclosure is required, however, it is applicable for all grants from inception as disclosed in note 3 (c).

     The disclosures in the following table show the Company's net income (loss) and basic and diluted earnings (loss) per share on a proforma basis using the fair value method, as determined by using the Black-Scholes option pricing model, amortizing the indicated

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    U.S. GAAP
          FOR THE THREE AND NINE MONTH PERIODS ENDED NOVEMBER 29, 2003
                              AND NOVEMBER 30, 2002
          In thousands of United States dollars, except per share data, and except as otherwise indicated


     value over the life of the underlying option on a straight-line basis:

                                                               For three months ended
                                                           ------------------------------
                                                           November 29,      November 30,
                                                               2003              2002
                                                           ------------------------------
     Net income (loss) under Canadian GAAP                   $16,329          $(92,324)
     Estimated stock-based compensation costs                    973               388
                                                             -------          --------
     Proforma net income (loss) under Canadian GAAP          $15,356          $(92,712)
                                                             =======          ========
     Proforma net earnings (loss) per common share
       Basic                                                 $  0.20          $  (1.20)
       Diluted                                               $  0.18          $  (1.20)

     Weighted average number of shares (000's)
       Basic                                                  78,421            76,993
       Diluted                                                83,025            76,993


                                                                For nine months ended
                                                            -----------------------------
                                                            November 29,     November 30,
                                                                2003             2002
                                                            -----------------------------
     Net income (loss) under Canadian GAAP                   $ 8,900          $(117,428)
     Estimated stock-based compensation costs                  2,677                973
                                                             -------          ---------
     Proforma net income (loss) under Canadian GAAP          $ 6,223          $(118,401)
                                                             =======          =========
     Proforma net earnings (loss) per common share
       Basic                                                 $  0.08          $   (1.52)
       Diluted                                               $  0.08          $   (1.52)

     Weighted average number of shares (000's)
       Basic                                                  77,788             77,812
       Diluted                                                81,377             77,812

                                                                      DOCUMENT 2

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with Research In Motion Limited's ("RIM" or the "Company") unaudited interim consolidated financial statements (the "Consolidated Financial Statements") and the accompanying notes in this Interim Report to Shareholders for the three months and nine months ended November 29, 2003, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 17 to the Consolidated Financial Statements.

The comparative information in this MD&A conforms with U.S. GAAP. For fiscal years prior to 2004, the Company's consolidated financial statements and the accompanying notes have been prepared separately both in accordance with U.S. GAAP and reconciled to Canadian GAAP and also in accordance with Canadian GAAP and reconciled to U.S. GAAP. As part of the preparation of the Consolidated Financial Statements, certain additional disclosures were required to comply with U. S. securities regulations. As part of the additional disclosures, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and services support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts have been reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to the Company's revenue and earnings expectations, average selling price of wireless handhelds, changes in the nature and levels of the Company's subscriber base, monthly average revenue per unit for wireless service, the Company's dependence on a limited number of customers and complex contracts, and future product developments and releases. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend," and "believe" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, failure of RIM's appeal of the judgment in the NTP litigation; third party claims for infringement of intellectual property rights by the Company; RIM's ability to obtain successfully patent or other proprietary or statutory protection for its technologies and products; RIM's ability to enhance current products and develop and introduce new products; the efficient and uninterrupted operation of the networks of RIM's carrier partners; RIM's ability to establish new, and to build on existing, relationships with its network carrier partners; effective management of growth and ongoing development of service and support operations; a breach of security measures, or an inappropriate disclosure of confidential information; competition in the industry; reduced spending by customers due to the uncertainty of current economic conditions; dependence on a limited number of significant customers; fluctuations in RIM's quarterly results; reliance on third-party network infrastructure developers; foreign exchange risks; changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio; the continued quality and reliability of its products; RIM's ability to manage its production facilities efficiently; reliance on third-party suppliers; risks associated with foreign operations; and tax liabilities associated with RIM's worldwide operations; RIM's ability to attract and retain key employees; continued use and expansion of the Internet; and regulation, certification and health risks, which are discussed in greater detail in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS (short message service) messaging, organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM derives its primary revenues from the BlackBerry wireless platform, the wireless handheld product lines, and software/hardware licensing agreements.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003



RIM's primary revenue stream is generated by BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and internet applications using the BlackBerry architecture. RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor when a carrier or other distributor bills the BlackBerry subscriber directly; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers. Revenue from software is derived from BES software, Client Access Licences ("CALs") which are charged for each subscriber using the BlackBerry service, and for maintenance upgrades to software. Revenues are also generated from sales of radio modems to original equipment manufacturers ("OEM radios"), non-recurring engineering services ("NRE"), accessories and repair and maintenance programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of RIM's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, management makes significant estimates in determining the allowance for doubtful accounts and sales returns, provisions for excess and obsolete inventory, useful lives of long-lived assets, valuation of goodwill, realization of future tax assets, provision for warranty and provision for litigation contingencies. These estimates are based upon management's historical experience and various other assumptions that are believed by management to be reasonable under the circumstances. Such assumptions and estimates are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Audit Committee.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

HARDWARE

Revenue from the sale of handhelds and OEM radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"). If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns which are higher than estimated would result in a reduction of revenue.

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE AND OTHER

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBTS EXPENSE

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. When it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, RIM records a specific bad debt provision to reduce the customer's

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs could differ from the Company's estimates. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In connection with the business acquisitions completed by the Company in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill. The determination of estimated lives for long-lived and intangible assets involves significant judgment.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge.

Effective March 3, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 established a single model for the impairment of long-lived asset and broadens the presentation of discontinued operations to include a component of an entity.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


SFAS 144 is effective for years beginning after December 15, 2001. There was no impact to deficit as a result of the adoption of SFAS 144.

Effective March 3, 2002, the Company adopted the accounting standards of SFAS 142 with regards to goodwill and intangible assets. Accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 2, 2002 and concluded that the existing goodwill was not impaired. There was no impact to prior year's earnings upon adoption of SFAS 142.

INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon estimates of projected future taxable income streams during periods in which temporary differences become deductible and tax planning strategies. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. and Canadian GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance. Should RIM determine that it is able to realize its deferred tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods when such determinations are made.

LITIGATION

The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 13(b)) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 10). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents. In the event that the Company is not successful in such litigation, it reviews its related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. These estimates have been developed in consultation with legal counsel handling the defense of this matter. The actual resolution of the NTP matter may differ materially from these estimates as at November 29, 2003 as a result of future rulings issued by the appellate courts at the conclusion of the appeals process, or by the United States Patent and Trademark Office ("PTO") in connection with its reexaminations of the five patents-in-suit. Future quarterly or annual financial reporting may be materially affected, either adversely or favourably.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003



WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. Handheld products are generally covered by a time-limited warranty for varying future periods. The Company's warranty obligation is affected by product failure rates, material usage and service delivery costs. The Company's estimates of costs are based upon historical experience and expectations of future conditions. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

COST METHOD FOR INVESTMENTS

All investments with maturities in excess of one year, which the Company intends to hold to maturity, are classified as investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event that a decline in the fair value of an investment occurs, management may be required to determine if the decline is other than temporary. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Short-term investments are classified as available for sale under SFAS 115 and are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.


RESULTS OF OPERATIONS

THREE MONTHS ENDED NOVEMBER 29, 2003 COMPARED TO THE THREE MONTHS ENDED NOVEMBER 30, 2002

REVENUE

Revenue for the third quarter of fiscal 2004 was $153.9 million, an increase of $79.7 million or 107.5% from $74.2 million in the third quarter last year.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


A comparative revenue breakdown is set forth in the following table:

                                                                               Change
                             Q3 2004                  Q3 2003                2004/2003
                       --------------------     -------------------     -------------------
Hardware               $ 92,273       60.0%     $31,790       42.9%     $60,483      190.3%
Service                  44,574       29.0%      32,728       44.1%      11,846       36.2%
Software and other       17,044       11.0%       9,658       13.0%       7,386       76.5%
                       --------      -----      -------      -----      -------      -----
                       $153,891      100.0%     $74,176      100.0%     $79,715      107.5%
                       ========      =====      =======      =====      =======      =====

Hardware includes handheld products, OEM radios and accessories. Hardware product revenues increased by $60.5 million or 190.3% to $92.3 million or 60.0% of consolidated revenues in the third quarter of 2004 compared to $31.8 million or 42.9% of consolidated revenues for the comparable prior period, primarily as a result of an increase in handheld revenues. This increase in handheld revenues over the prior year is primarily attributable to an increase in sales of units by 174,000 to approximately 237,000 from approximately 63,000 in the prior period. The Company has launched a number of new products in the current fiscal year with respect to the GPRS, iDEN and CDMA1X wireless platforms that were not available in the prior period and which account for the volume growth. This volume increase was partially offset by a reduction in the average selling price ("ASP") in the third quarter of fiscal 2004 to $366 per unit from $435 per unit in the third quarter of fiscal 2003. The Company's ASP is influenced by the impact of product mix in two primary ways: (i) percentage of new lower priced 6200 monochrome ("mono")/7200 colour product series versus the higher priced 6500/6700 product series; and (ii) percentage of mix between mono and colour. The Company expects its ASP to decline in the fourth quarter of fiscal 2004 and future quarters as a result of the continuing shift to the 6200/7200 series, new product implementation plans and purchase volume commitment thresholds being attained, which will generate some unit price reductions.

Service revenue increased $11.8 million or 36.2% to $44.6 million and comprised 29.0% of consolidated revenue in the third quarter of fiscal 2004, up from $32.7 million in the third quarter of fiscal 2003. BlackBerry subscribers increased by approximately 154,000 or 21.7% to approximately 865,000 in the third quarter of fiscal 2004 from 711,000 as at August 30, 2003. While the Company has experienced some net migration of its direct (full email) BlackBerry subscriber base to its carrier customers for whom RIM provides lower priced "relay" services, such net migration has been small to date. As the majority of the increase in the BlackBerry subscriber base represents subscribers for which RIM receives a monthly relay fee from its carrier customers, the monthly average revenue per unit ("ARPU") for service is expected to continue to decline.

Software and other revenues, which include NRE, technical support and other, increased $7.3 million to $17.0 million in the third quarter of fiscal 2004 from $9.7 million in the third quarter of fiscal 2003, in line with the growth in sales of handhelds during fiscal 2004.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


GROSS MARGIN

Gross margin increased to $72.4 million or 47.0% of revenue in the third quarter of fiscal 2004, compared to $29.0 million or 39.1% of revenue in the same period of the previous year. The net improvement in consolidated gross margin percentage was primarily due to an increase in service and software revenues, reductions in component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds in fiscal 2004 over the comparable period in fiscal 2003, the impact of handheld product mix, increase in the 6200/7200 product series versus the 6500/6700 product series, and increase in colour versus mono handhelds. In addition, the Company's service margin is increasing as the Company has realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay fees and resulting gross margin from its carrier customers.

RESEARCH AND DEVELOPMENT

Net research and development expenditures decreased by $1.2 million to $15.7 million or 10.2% of revenue in the fiscal quarter ended November 29, 2003 compared to $16.8 million or 22.7% of revenue in the previous year's quarter. Research and development expenditures consist primarily of salaries for technical personnel, and the costs of related engineering materials, software tools and related information technology infrastructure support.

The majority of the decrease in gross research and development costs is attributable to a reduction of external professional services, employee recruiting/relocation costs and engineering materials consumed.

In the prior year's comparable fiscal period, the Company recorded contributions from its development agreement with Technology Partnerships Canada ("TPC") as a reduction in gross research and development costs. The Company had recorded all of the contributions due to RIM from TPC over the term of the agreement as at March 1, 2003.

The Company qualifies for investment tax credits ("ITCs") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITCs in the first three quarters of fiscal 2004 - see Income Taxes and note 11 to the Consolidated Financial Statements.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses decreased $3.8 million to $26.2 million for the third quarter of fiscal 2004 versus $30.0 million for the comparable period in fiscal 2003. As a percentage of revenue, selling, marketing and administrative expenses declined to 17.0% in the third quarter of fiscal 2004 versus 40.4% in the comparable quarter of the preceding year.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


Fiscal 2004 expense decreases were primarily due to lower compensation (generally as a result of the Company's cost restructuring undertaken in November 2002 - see Restructuring Charge), marketing, advertising and promotion expenses and a net increase in the foreign exchange gain, which reduces total net costs. The decreases were offset in part by increases in IT support expenses, infrastructure and maintenance expenses, building maintenance and travel costs.

AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $1.6 million to $7.2 million for the three months ended November 29, 2003 compared to $5.6 million for the prior year's quarter. The expense in the third quarter of fiscal 2004 reflects incremental amortization with respect to capital and certain intangible asset expenditures for the fourth quarter of fiscal 2003 and the first three quarters of fiscal 2004.

Amortization expense with respect to the Company's manufacturing operations, BlackBerry service operations and licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit and was $6.6 million in fiscal 2004 (2003 - $2.2 million).

RESTRUCTURING CHARGE

During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges of $6.5 million that included the costs associated with the termination of employees, related costs and the closure and exit of certain leased facilities.

LITIGATION

See also the discussion of the NTP, Inc. ("NTP") patent litigation matter in Litigation for the nine months ended November 29, 2003 compared to the nine months ended November 29, 2002 and in note 10 - Litigation Award.

On November 4, 2003, the United States Court of Appeals for the Federal Circuit ("Appellate Court") denied the Company's request for a stay of the appeal proceedings until the PTO completed its re-examination of the five patents in suit in the NTP litigation.

On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court. On January 2, 2004, NTP filed its appeal brief with the Appellate Court.

During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated post

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


judgment interest for the three months ended November 29, 2003. The $9.0 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at November 29, 2003. The Company funded the $9.0 million into an escrow account subsequent to the end of the third quarter of fiscal 2004. The Company funded its enhanced compensatory damages amount of $7.6 million pertaining to the second quarter of fiscal 2004 into the cash escrow bank account on June 29, 2004.

During the third quarter of fiscal 2003, the Company recorded an expense of $27.8 million to provide for the jury verdict and ongoing legal and professional fees with respect to the NTP matter.

INVESTMENT INCOME

Investment income decreased to $2.3 million in the third quarter of fiscal year 2004 from $2.9 million in the comparable period of fiscal 2003. The decrease primarily reflects a reduction in the average interest rate yield on the investment portfolio during the third quarter of fiscal 2004 versus the comparable period in fiscal 2003.

INCOME TAXES

The Company recorded no income tax expense in the third quarter of fiscal 2004 as the Company's income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets.

During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. and Canadian GAAP with respect to the valuation of its deferred income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time, resulting in a net provision for income tax of $37.9 million. The Company has also recorded an increase in its valuation allowance in the third quarter of fiscal 2004. These net deferred tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


NET INCOME (LOSS)

Net income was $16.3 million, or $0.21 per share basic and $0.20 per share diluted, in the third quarter of fiscal 2004 versus a net loss of $92.8 million, or $1.21 per share basic and diluted, in the prior year's comparable period. The increase in net income during the third quarter of fiscal 2004 compared to the third quarter of fiscal 2003 is primarily attributable to the aforementioned increase in gross margin, reduction in the NTP litigation charge, fiscal 2003 restructuring charge and the fiscal 2003 income tax provision.

NINE MONTHS ENDED NOVEMBER 29, 2003 COMPARED TO THE NINE MONTHS ENDED NOVEMBER 30, 2002

REVENUE

Revenue for the first nine months of fiscal 2004 was $384.0 million, an increase of $164.8 million or 75.2% from $219.2 million in the first nine months of fiscal 2003.

A comparative revenue breakdown is set forth in the following table:

                                        Year to Date
                        ----------------------------------------          Change
                              Q3 2004                Q3 2003             2004/2003
                        ------------------    ------------------    ------------------
Hardware                $221,568     57.7%    $ 95,177     43.4%     $126,391   132.8%
Service                  123,756     32.2%      93,386     42.6%       30,370    32.5%
Software and other        38,707     10.1%      30,667     14.0%        8,040    26.2%
                        --------    ------    --------    ------     --------   ------
                        $384,031    100.0%    $219,230    100.0%     $164,801    75.2%
                        ========    ======    ========    ======     ========   ======

Hardware product revenues increased by $126.4 million or 132.8% to $221.6 million or 57.7% of consolidated revenues in the first nine months of fiscal 2004 compared to $95.2 million or 43.4% of consolidated revenue for the comparable period in the prior year, primarily as a result of an increase in handheld revenues. This increase in handheld revenues over the prior year is primarily attributable to an increase in sales of units by 353,000 to approximately 541,000 from approximately 188,000 in the prior period. The Company had a significant number of new products in the current fiscal year with respect to the GPRS, iDEN and CDMA1X wireless platforms that were not available in the prior year's period, which contributed to the increase in revenues. The fiscal 2004 volume increase was partially offset by a reduction in the ASP in the current nine month period compared to the first nine months of fiscal 2003.

Service revenue increased $30.4 million or 32.5% to $123.8 million and comprised 32.2% of consolidated revenues in the first three quarters of fiscal 2004 from $93.4 million in the first nine months of fiscal 2003. BlackBerry subscribers increased by approximately 331,000 or 62.0% to approximately 865,000 in the current period from approximately 534,000 as at March 1, 2003.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003


Software and other revenues increased $8.0 million or 26.2% to $38.7 million in the first nine months of fiscal 2004 from $30.7 million in the first three quarters of fiscal 2003, in line with the growth in sales of handhelds during fiscal 2004.

GROSS MARGIN

Gross margin increased $84.2 million or 100.8% to $167.8 million or 43.7% of revenue in the first nine months of fiscal 2004, compared to $83.5 million or 38.1% of revenue in the comparable period of the previous year. The net improvement in consolidated gross margin percentage was primarily due to an increase in service and software revenues, which have higher gross margins than handhelds, reductions in component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds in fiscal 2004 over the comparable period in fiscal 2003, the impact of handheld product mix, increase in the 6200/7200 product series versus the 6500/6700 product series and increases in colour versus mono handhelds. In addition, the Company experienced improved service margins as the Company has realized cost efficiencies in its network operations infrastructure, as a result of the increase in BlackBerry subscriber volumes, for which the Company receives relay fees and resulting gross margin from its carrier customers.

RESEARCH AND DEVELOPMENT

For the first three fiscal quarters ended November 29, 2003, gross research and development expenditures decreased by $5.8 million or 11.5% to $44.8 million or 11.7% of revenue compared to $50.6 million or 23.1% of revenue in the prior fiscal year's comparable period.

The majority of the decrease in gross research and development costs was attributable to a reduction of external professional services, employee recruiting/relocation costs, travel and engineering materials consumed as certain projects were completed.

Net research and development expense for the first nine months of fiscal 2003, after accounting for government funding of $7.2 million, was $43.4 million or 19.8% of revenue. In the prior year's comparable fiscal period, the Company recorded $6.7 million of contributions from its development agreement with TPC as a reduction in gross research and development costs.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

SELLING, MARKETING AND ADMINISTRATION EXPENSES

For the first nine months of fiscal 2004, selling, marketing and administrative expenses decreased by $3.8 million to $76.2 million or 19.8% of revenue compared to $80.0 million, as reclassified, or 36.5% of revenue in the comparable period of the prior year.

Fiscal 2004 expense increases were primarily related to marketing, advertising and promotion, IT support, infrastructure and maintenance expenses. The increases were more than offset by decreases in compensation and bad debts and an increase of $0.6 million in the net foreign exchange gain in the first nine months of fiscal 2004 over the nine months ended November 30, 2002 - see note 4 to the Consolidated Financial Statements.

AMORTIZATION

For the first nine months of fiscal 2004, amortization expense increased by $5.3 million to $21.2 million compared to $15.9 million in the prior year's comparable period. The current period's expense reflects incremental amortization with respect to capital and certain intangible asset expenditures for the final three months of fiscal 2003 and the first nine months of fiscal 2004.

Amortization expense with respect to the Company's manufacturing operations, BlackBerry service operations and licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit and was $18.3 million in fiscal 2004 (2003 - $6.3 million).

LITIGATION

See also the discussion of the NTP patent litigation matter in Note 10 - Litigation Award.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest for the period from March 2, 2003 to May 31, 2003 with respect to the NTP matter. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the United States District Court for the Eastern District of Virginia (the "Court").

On August 5, 2003, the Court ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

The Court granted NTP the injunction requested and then immediately granted RIM's request to stay the injunction pending the completion of RIM's appeal to the Appellate Court.

In its Final Order dated August 5, 2003 (the "Final Order"), the Court awarded monetary damages of $53.7 million as of May 31, 2003, comprised of the following:

o Enhanced compensatory damages               $47.5 million
o Plaintiff attorney fees                     $ 4.2 million
o Prejudgement interest                       $ 2.0 million
                                              -------------
o Total                                       $53.7 million

The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004.

During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period from June 1, 2003 to August 30, 2003, to provide for postjudgment interest for the period from August 6, 2003 to August 30, 2003 and other net adjustments. The patent litigation provision was lower than the prior quarter, resulting from adjustments to previous estimates for professional fees, other costs and interest.

Postjudgment interest at a rate of 1.22% per annum will accrue on the Final Order amount of $53.7 million, plus future quarterly enhanced compensatory damage amounts subsequent to the first quarter of fiscal 2004.

The Company's cumulative provision for the nine months ended November 29, 2003 with respect to the NTP patent litigation matter was $22.3 million, including $23.5 million for enhanced compensatory damages and postjudgment interest and a net reduction of certain other expenses. The Company's cumulative provision for the nine months ended November 30, 2002 was $32.7 million

The Company expects to incur a charge of between $11.0 million and $13.0 million during the fourth quarter of fiscal 2004 with respect to the NTP litigation matter.

The Company will continue to contest this matter. As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts other than those noted above for fiscal 2004 to date and previously recorded in fiscal 2003 have been provided for as NTP litigation expenses as at November 29, 2003.

Earlier in the year, RIM received a letter wherein Inpro II Licensing. S.a r.l. ("Inpro") suggested that RIM may require a license of the 2 patents held by Inpro. On October 31, 2003, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division. RIM's declaratory judgment filed against Inpro seeks a ruling that two Inpro patents are invalid and/or not infringed by RIM. On or about November 18, 2003, Inpro filed an action in the U.S. District Court for the District of Delaware asserting a single patent. Its assertion is against RIM and one of its customers. Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at November 29, 2003.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

INVESTMENT INCOME

Investment income decreased $1.9 million to $7.0 million in the first nine months of fiscal year 2004 from $8.9 million in the first three quarters of fiscal 2003. The decrease reflects both a decline in average interest rate yield during the first nine months of fiscal 2004 compared to fiscal 2003 and a reduction in the average balances of cash, cash equivalents, short-term investments and investments during the current nine month period (opening balance of $530.7 million) compared with the comparable period of the preceding fiscal year (opening balance of $644.6 million).

INCOME TAXES

The Company recorded no income tax recovery or expense in the first nine months of fiscal 2004. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. and Canadian GAAP with respect to the valuation of its deferred income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at that time, resulting in a net deferred tax provision of $28.2 million. The Company also recorded an increase in its valuation allowance in the fourth quarter of fiscal 2003 and the first three quarters of fiscal 2004. These net deferred tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NET INCOME (LOSS)

Net income was $10.3 million, or $0.13 per share basic and diluted, in the first nine months of fiscal 2004 versus a net loss of $117.8 million, or $1.51 per share basic and diluted, in the prior year's comparable period. The increase in net income during the third quarter of fiscal 2004 compared to the third quarter of fiscal 2003 is primarily attributable to the aforementioned increase in gross margin, reduction in the NTP litigation charge, fiscal 2003 restructuring charge and the fiscal 2003 income tax provision.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED NOVEMBER 29, 2003 COMPARED TO THE THREE MONTHS ENDED NOVEMBER 30, 2002

Cash flow used in operating activities was $2.7 million in the third quarter of fiscal 2004. Net income plus amortization was $30.2 million, compared to a net loss less amortization of $85.0 million during the same quarter of the prior year. The majority of the cash applied to working capital for the current year's quarter resulted from increases in trade receivables of $23.8 million, consistent with RIM's quarterly revenue increase, and inventory of $5.7 million. The majority of the cash provided by changes in non-cash working capital for the prior year's quarter resulted from increases in accounts payable and accrued liabilities and the NTP litigation accrual.

Cash flow generated from financing activities was $13.9 million for the third quarter of fiscal 2004, including the issuance of share capital amounting to $14.0 million. For the third quarter of the prior fiscal year, cash flow generated from financing activities was $0.2 million.

Cash flow generated from investing activities, before the acquisition of short-term investments of $24.0 million, was $3.2 million for the third quarter of fiscal 2004, including proceeds on the sale of an investment of $10.8 million that were partially offset by capital and intangible asset expenditures of $6.1 million and $2.0 million, respectively. For the third quarter of the prior fiscal year, cash flow used in investing activities, before accounting for the net change in short-term investments, equalled $112.7 million and included capital and intangible asset expenditures of $7.4 million and $4.4 million, respectively, $2.1 million with respect to corporate acquisitions and $98.9 million for the acquisition of investments. There were also proceeds on the sale of short-term investments of $72.3 million.

Cash and cash equivalents, short-term investments and investments increased by $3.5 million to $531.6 million as at November 29, 2003 from $528.1 million as at August 30, 2003.

NINE MONTHS ENDED NOVEMBER 29, 2003 COMPARED TO THE NINE MONTHS ENDED NOVEMBER 30, 2002

For the first nine months of fiscal 2004, cash flow generated from operating activities was $23.6 million, compared to $6.5 million used in the prior year's comparable nine month period. Net income plus amortization was $49.8 million for the current period. The majority of cash applied to cash working capital of $26.0 million for the current year to date resulted from increases in trade receivables of $33.3 million, other receivables of $3.5 million and inventory of $3.0 million. This decrease was partially offset by an increase in accounts payable and accrued liabilities of $16.0 million.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

During the current year's nine month period, cash flow generated from financing activities was $19.2 million including $19.5 million of proceeds upon the issuance of share capital. This compared to $24.3 million used in the prior year's comparable period, which was primarily for the buyback of common shares pursuant to the Company's Common Share Purchase Program.

For the current fiscal year to date, cash flow used for investing activities, before the acquisition of short-term investments of $24.0 million, equalled $0.5 million which included acquisitions of capital assets and intangible assets of $12.8 million and $29.7 million, respectively, partially offset by proceeds realized on the sale of investments held to maturity of $42.5 million. For the prior fiscal year to date, cash flow used from investing activities, before the acquisition of short-term investments of $41.9 million, equalled $1.0 million, which included acquisitions of capital assets and intangible assets of $36.4 million and $24.4 million, respectively, and acquisitions of subsidiaries of $22.0 million. In addition, there were proceeds from the sale of investments of $346.0 million, which were used to fund the acquisition of investments of $180.4 million.

Cash and cash equivalents, short-term investments and investments increased by $0.9 million to $531.6 million as at November 29, 2003 from $530.7 million as at March 1, 2003.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                                                   As At
                                ----------------------------------------      Change
                                NOVEMBER 29,     August 30,     March 1,      Fiscal
                                    2003            2003          2003       2004/2003
                                ------------     ----------     --------     ---------
Cash and cash equivalents         $360,076        $369,746      $340,681     $ 19,395
Short-term investments              24,018              --            --       24,018
Investments                        147,528         158,342       190,030      (42,502)
                                  --------        --------      --------     --------
Cash, cash equivalents,
short-term investments and
investments                       $531,622        $528,088      $530,711     $    911
                                  ========        ========      ========     ========

The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at November 29, 2003.

NTP LITIGATION FUNDING

See also Litigation and notes 10 and 13(a) to the Consolidated Financial Statements.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, subsequent to the end of each fiscal quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues, plus postjudgment interest, and these quarterly deposits will be set aside in escrow until the appeals process is complete. The quarterly deposit obligations for the first three quarters of fiscal 2004 are reflected as Restricted cash on the Consolidated Balance Sheet as at November 29, 2003.

The Company has obtained a $70 million Letter of Credit Facility (the "Facility") with a Canadian financial institution and has now utilized a $48 million portion of the Facility in order to satisfy the Company's liability and funding obligation in the NTP matter, as described in note 10 to the unaudited interim consolidated financial statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a Standby Letter of Credit ("LC") in the amount of $48 million to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2004 quarterly deposit obligations into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

AGGREGATE CONTRACTUAL OBLIGATIONS

As at November 29, 2003 the Company's contractual obligations, including payments due by period, are as follows:

                                           TOTAL      YEAR 1     YEAR 2     YEAR 3    YEAR 4    YEAR 5
                                         --------    --------    -------    ------    ------    ------
Current maturities of long-term debt     $  6,629    $  6,629    $    --    $   --    $   --    $   --
Long-term debt                              1,129         195        209       224       242       259
Operating lease payments                    7,738       2,089      1,768     1,547     1,363       971
Purchase obligations                      102,978      93,304      9,674        --        --        --
                                         --------    --------    -------    ------    ------    ------
Total contractual obligations            $118,474    $102,217    $11,651    $1,771    $1,605    $1,230
                                         ========    ========    =======    ======    ======    ======


MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

FOREIGN EXCHANGE

The majority of the Company's revenues are transacted in U.S. dollars, Canadian dollars, British pounds and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian dollar, British pound, Euro, Australian dollar, Hong Kong dollar and Japanese yen. To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to anticipated foreign currency transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of $198.2 million as at November 29, 2003 (March 1, 2003 - $58.1 million). These contracts carry a weighted average rate of US $1.00 equals Canadian $1.4000, and mature at various dates, with the latest being November 14, 2006. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at November 29, 2003, the unrealized gain on these forward contracts was approximately $12.3 million (March 1, 2003 - unrealized gain of $3.4 million). This amount has been recorded in accumulated other comprehensive income and the fair value of the hedge instruments is included in Other current assets.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of $10.0 million (March 1, 2003 - $10.0 million). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and matured on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at November 29, 2003, the unrealized gain on these forward contracts was approximately $2.1 million (March 1, 2003 - unrealized gain of $0.4 million). This amount has been recorded in accumulated other comprehensive income and the fair value of the hedge instruments is included in Other current assets.

INTEREST RATE

Cash, cash equivalents and short-term investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

                           Research In Motion Limited
           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
          For the Three Months and Nine Months Ended November 29, 2003

CREDIT AND CUSTOMER CONCENTRATION

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables with Export Development Corporation.

While the Company sells to a variety of customers, two customers comprised 25% and 11%, respectively, of trade receivables as at November 29, 2003 (March 1, 2003 - three customers comprised 17%, 16%, and 14%). Additionally, two customers comprised 12% and 11% of the Company's revenue for the nine months ended November 29, 2003 (March 1, 2003 - one customer comprised 12%).

                                   SIGNATURES


     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                RESEARCH IN MOTION LIMITED
                                             --------------------------------
                                                       (Registrant)

Date:   January 7, 2004                      By: /s/ Angelo Loberto
        ---------------------                    -----------------------------
                                                        (Signature)
                                                 Angelo Loberto
                                                 Vice President, Finance